UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2026

Leonard Mazur
Chief Executive Officer
Citius Oncology, Inc.
11 Commerce Drive, First Floor
Cranford, New Jersey 07016

**Re: Citius Oncology, Inc.
Registration Statement on Form S-3
Filed May 29, 2026
File No. 333-296360**

Dear Leonard Mazur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher P. Agoranos, Esq.